FILE No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S. A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(528) 335-3211
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes _____ No __X__

CONTENTS

Documents Attached

- 2001 Annual Information submitted to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By ______________________

Name: Claudio L. Del Valle Cabello

Title: Attorney in Fact

Date: March 20, 2002

Vitro

March 20, 2002

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

Att'n.: DIVISION OF INTERNATIONAL
CORPORATE FINANCE

In connection with the Exemption of Vitro, Sociedad Anónima pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, as ammended, attached please find 2001 annual information submitted to the Mexican National Banking Securities Commission (Comisión Nacional Bancaria y de Valores) as follows:

Copy of the General Ordinary and Extraordinary Meeting held on March 14, 2002, including Attendance List and Notice to Shareholders properly certified by the Secretary of the Board of Directors.

Best Regards

CLAUDIO L. DEL VALLE CABELLO
Attorney in Fact

Av. Ricardo Margáin 400, Col. Valle del Campestre, 66265 Garza García, N.L., México (52) 81 8863 - 1100
www.vto.com

VITRO, S. A. de C.V.

GENERAL ORDINARY SHAREHOLDERS' MEETING

March 14, 2002

In the City of San Pedro Garza García, Nuevo León, corporate domicile of "Vitro", Sociedad Anónima de Capital Variable being the 11:00 Hrs. of the fourteenth day of March, of the year two thousand two, at the premises of Club Industrial, A.C., El Gran Salón, located at Ave. Parteaguas #698, Loma Larga of this city, the persons whose names appear on the Attendance List that was separately prepared and attached to the file of the minutes incorporated herein by this reference, met in their capacity of Shareholders of the Corporation, as well as the Chairman, Secretary and Examiner of the Company, Messrs. Adrian Sada Gonzalez, Raul Rangel Hinojosa and Manuel Güemez De la Vega respectively, with the purpose of holding the General Ordinary Annual Shareholders Meeting.

This Meeting is being held pursuant to a first call issued by the Board of Directors on February 25, 2002, which was published in the "El Norte", " Milenio de Monterrey", " El Reforma" and "El Financiero" Journals on February 26 of the same year, a copy of each was agreed to be added to the file of the Meeting.

In accordance with Article Eighteenth of the By-Laws, Mr. Adrián Sada González and Mr. Raúl Rangel Hinojosa assumed their positions as Chairman and Secretary respectively.

Next the Chairman, appointed Messrs. Claudio Luis del Valle Cabello and Francisco de Jesús Romero Ramos as Scrutineers who verified the Attendance List and counted the number of shares represented at the Meeting.

Thereafter, the Scrutineers rendered the following certification: " The undersigned appointed Scrutineers, certify that we have verified and confirmed pursuant to the terms of the list mentioned above, the attendance to the General Ordinary Shareholders meeting of Vitro, S.A. de C.V., of shareholders holding 259,206,034 (Two Hundred Fifty Nine Million Two Hundred Six Thousand Thirty Four) ordinary Series "A" shares, that is that there are present at this Meeting Shareholders holding 86.87 % of the 298'380,000(Two Hundred Ninety Eight Million Three Hundred Eighty Thousand) outstanding shares representing the capital stock of the Company. San Pedro Garza García, Nuevo León, March 14, 2002.- C. L. Del Valle C. -F.J.Romero. R.- Signed"

The above certification was read and ordered to be included in the file of this Meeting.

The Secretary informed to the Shareholders that the report mentioned in article 172 of the General Law of Commercial Corporations, including the Examiner's report, was distributed to the shareholders for the term mentioned in the law, as well as all the documents related with all of the points of the Agenda.

Likewise, it was informed that in accordance of article 14 Bis 3 of the Securities Exchange Law, the proxies' format was distributed to the shareholders, including the Securities Exchange intermediaries', in order to prove the legal capacity of the corresponding representatives.

In view of the above and having the quorum required under Article Seventeenth of the By-Laws, the Chairman declared the Meeting duly installed constituted and with the authority to resolve the matters for which it was called for.

The Secretary certifies that the owner of 1'040, 474 (One Million Forty Thousand Four Hundred and Seventy Four) shares informed his desire that his vote against all the proposals made regarding to the points of the Agenda of this Meeting was stated.

Thereafter, the Secretary by recommendation of the Chairman, read the Agenda inserted in the Call as follows:

AGENDA

I. **DISCUSSION, APPROVAL OR MODIFICATION OF THE 2001 FISCAL YEAR REPORT RENDERED BY THE BOARD OF DIRECTORS, TAKING INTO ACCOUNT THE EXAMINER'S AND THE CORRESPONDING COMMITTEE'S REPORT AND IN ITS CASE THE ADOPTION OF MEASURES AS MAY BE DEEMED NECESSARY.**

II. CONSIDERATION AND RESOLUTION OF A PROJECT TO APPLY THE NET INCOME (LOSS) ACCOUNT.

III. CONSIDERATION AND RESOLUTION FOR THE PAYMENT OF A $25 CENTS (TWENTY FIVE CENTS CURRENCY OF MEXICO) DIVIDEND PER SHARE.

IV. ELECTION OF DIRECTORS AND EXAMINERS FOR THE 2002 FISCAL YEAR AND DETERMINATION OF THEIR REMUNERATION.

V. CONSIDERATION AND RESOLUTION OF A PROJECT TO SELL THE STOCK OF A SUBSIDIARY.

VI. DESIGNATION OF SPECIAL DELEGATES TO APPEAR BEFORE A PUBLIC NOTARY TO LEGALIZE THE APPROVED RESOLUTIONS, REGISTER THE SAME BEFORE THE PUBLIC REGISTRY OF COMMERCE AND TO CARRY OUT THE NECESSARY PROCEDURES TO DULY LEGALIZE THE SAME.

Thereafter, the agenda items were reviewed and resolved as follows:

FIRST ITEM OF THE AGENDA:

The Chief Executive Officer, as requested by the Chairman, read the Report prepared by the Board of Directors of the activities of the Company during the 2001 fiscal year, briefly describing and explaining the financial position and results obtained during the Fiscal Year.

The Secretary by request of the Chairman read the Financial Report which included four parts: The Financial Position, Income Statement, Changes in the Financial Position and Variations of the Stockholders Equity, prepared in accordance with the Accounting Principles described therein.

Likewise, the Secretary, also by request of the Chairman, read the report rendered by the Examiner to the Shareholders, expressing in synthesis, that the information rendered by the Board of Directors was true, sufficient and reasonable, requesting the approval of the above-mentioned Financial Statements.

Also the Secretary read the report rendered to the Shareholders by the Audit Committee.

The Shareholders after listening to the reports, found them to their satisfaction, approved them, with the exception of 1,040,474 (One Million Forty Thousand Four Hundred and Seventy Four) shares that voted against such resolution and agreed to include them as part of the file of the Meeting.

SECOND ITEM OF THE AGENDA

Thereafter, Mr. Adrián Sada González, Chairman of the Board of Directors read the Project prepared by the Board of Directors in connection with the application of the balance of the Net Income (Loss) account.

BOARD OF DIRECTORS PROJECT REGARDING THE APPLICATION OF NET INCOME (LOSS) ACCOUNT CORRESPONDING TO THE FISCAL YEAR 2001 (MILLION IN PESOS AS OF DECEMBER 2001)

Net profit for the fiscal year	$135
Plus:	
Retained earnings in prior years	$16,309
Retained earnings balance	$16,444

After due consideration of the Shareholders, the following was resolved:

The General Ordinary Shareholders Meeting of Vitro, S.A. de C.V., approved as submitted the Application of the balance of the "Net Income account" proposed by the Board of Directors, with the exception of 1,040,474 (One Million Forty Thousand Four Hundred and Seventy Four) shares that voted against such resolution.

THIRD ITEM OF THE AGENDA

The Chairman, after due consideration of the Shareholders, a project for the payment of a $25 cents (twenty five cents) per share Dividend payable from the balance of the Retained earnings account was approved.
(Millions in pesos)

Retained earnings balance		$16,444
Minus		
Dividends payable: Cash dividends of twenty five cents currency of Mexico per share, payable to each of the 298'380, 000 Series "A" shares representing the capital stock.	$75	
Retained earnings remaining		$16,369

Likewise, it is propose that this dividend is paid after the refinancing or the Yankee Bond payment due on May 2002 and that such payment is subject to the Board of Directors' approval versus the delivery of the coupon No. 61, and that since such payment will be from the Net Profit Account, it will be subject to the corresponding fiscal laws in force and effect in the date such payments will be made.

Having being submitted for the consideration of the Shareholders, the third item of agenda was approved, with the exception of 1,040,474 (One Million Forty Thousand Four Hundred and Seventy Four) shares that voted against such resolution, authorizing the Board of Directors to make the payment of the dividend on the date and terms that such Board agrees.

FOURTH ITEM OF THE AGENDA

In accordance with the Fourth Item of the Agenda, the Shareholders proceeded to appoint the members of the Board of Directors and the Examiners for the fiscal year 2002, being proposed and approved with the exception of 1,040,474 (One Million Forty Thousand Four Hundred and Seventy Four) shares that voted against such resolution, that such Board will be formed by Proprietary Directors only and not of Alternate Directors, proposing to that effect the following persons:

a) As Proprietary Directors Messrs. Adrián Sada Treviño, Adrián Sada González, Federico Sada Gonzalez, Lorenzo Zambrano Treviño, Carlos Eduardo Represas de Almeida, Dionisio Garza Medina, Jaime Serra Puche, Tomás González Sada, Roberto Mendoza, Andrés Yarte Cantú, Carlos Muñoz Olea, Gustavo Madero Muñoz, Joaquín Vargas Guajardo, Luis Nicolau Gutiérrez, Raúl Rangel Hinojosa, Eduardo G. Brittingham Sumner and Alejandro Garza Lagüera.

b). As Proprietary Examiner Mr. Manuel Güemez de la Vega and as Alternate Examiner Mr. Julio Escámez Ferreiro.

After a motion duly made and after due consideration the foregoing proposals were approved by the Shareholders with the exception mentioned above.

d). The appointed Directors and Examiners accepted their positions; likewise they shall enjoy and fulfill all their rights and obligations granted by the By-Laws and imposed by the Law.

e). The Shareholders approved, with the referred exception, that the compensation for the Proprietary Directors and Proprietary Examiner shall be three "Gold Centenarios" to each one per Meeting. For the members of the various Committees of the Board three "Gold Centenarios" for each member per Meeting.

FIFTH ITEM OF THE AGENDA

As requested by the Chairman, the Secretary mentioned that as a consequence of association between Whirlpool and Vitro that comes due on December of this year, since the middle of the year 2001, the executives of both companies evaluated and exchanged different proposals to define the future of such joint venture.

When the joint venture expires, Whirlpool will be allowed to directly operate and commercialize in Mexico, which will decrease the value of our association.

By the end of the negotiation process, it was concluded that since the strategic priorities of each Shareholder were different, the most convenient for both companies was to sign the agreement in which it was agreed that Whirlpool will acquire 51% (Fifty One Percent) of the shares that Vitro holds in Vitromatic.

This agreement fits with the strategies of both companies.

The purchase price agreed for the 51% (fifty one percent) of the shares of Vitromatic, property of Vitro, from the net debt of the company is of US$150, 000,000 (One Hundred and Fifty Million Dollars), which may be increased or decreased, and that represents more than 7 times the operational flow generated by Vitromatic in the year 2001. These will allows us to reduce our consolidated debt in the amount of US$244,000,000 (Two Hundred and Forty Four Million Dollars) and in addition, will give us more financial flexibility that will allow us to concentrate in our key businesses.

The operation is subject to the negotiation and execution of the definitive agreements, as well as to the obtaining of the authorizations established by the applicable laws, and planning to finish it by the end of the second trimester of this year.

Therefore, and due to the complexity of the operation it is required the authorization of the Shareholders regarding several issues:

It is required that Shareholders ratify the negotiations and agreements agreed to this date by the directors of the company with Whirlpool; likewise, it is required that Shareholders authorize the officers of Vitro to allow and take the necessary actions in order that the purchasers realize the corresponding legal and financial due diligence and to negotiate, agree and subscribe in name and representation of the Company or any of its affiliates, the agreements, settlements and necessary actions, including the price, terms and conditions suitable to the interests of Vitro, as well as all the dispositions and compensations necessary of any nature; it is required authorization for the directors of Vitro to realize all the administration and necessary actions before any governmental authorities, in order to obtain the necessary authorizations; it is required that the Shareholders grant a power of attorney in accordance with articles 2551, 2553, 2554 and 2555 of the Federal Civil Code and its correlative articles of the Civil Codes of all the States of Mexico, to the following persons, Messrs. Jose Domene Zambrano, Claudio Luis Del Valle Cabello and Francisco de Jesus Romero Ramos, so that they can jointly or separately subscribe the corresponding documents, dismissing them of any responsibility in which they may incurred as a consequence of the due exercise of the power granted by the Shareholders.

After due consideration by the Shareholders, the following was resolved:

To approve with the exception of 1,040,474 (One Million Forty Thousand Four Hundred and Seventy Four) shares that voted against such resolution, the project regarding the sale of the shares of Vitromatic, S.A. de C.V and its affiliates, granting the powers mentioned above by the Secretary.

SIXTH ITEM OF THE AGENDA

It was proposed and approved by the Shareholders with the exception of 1,040,474 (One Million Forty Thousand Four Hundred and Seventy Four) shares that voted against such resolution, that Messrs. Luis Alfonso Nicolau Gutierrez, Raul Rangel Hinojosa and Francisco de Jesús Romero Ramos, jointly or separately, to appear before Public Notary to legalize the Minutes of this Meeting and to file the legalized Minutes at the Public Registry of Commerce and to carry out any other actions as may be necessary until its due legalization.

With all of the above, the Agenda was legally installed.

The Chairman thanked all of the Shareholders for their attendance and for the voted resolutions.

Having no other item to discuss, and considering that with the above, the proposed Agenda was completed, the meeting was adjourned. These Minutes are signed by the Chairman, Secretary and Examiner.

PRESIDENT

LIC. ADRIAN SADA GONZALEZ

SECRETARY

LIC. RAUL RANGEL HINOJOSA

EXAMINER

C.P. MANUEL GÜEMEZ DE LA VEGA

Vitro

I RAUL RANGEL HINOJOSA SECRETARY OF THE BOARD OF DIRECTORS OF VITRO, S. A. DE C.V. HEREBY C E R T I F Y T H A T:

The minutes of the General Ordinary Shareholders Meeting held on the 14th of March 2002 attached hereto, is a true and correct copy of its original.

The above certification is for the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

San Pedro Garza García, N.L., March 14, 2002

RAUL RANGEL HINOJOSA

VITRO S.A. de C.V.

PRESENCE LIST AT THE GENERAL ORDINARY SHAREHOLDERS MEETING

EFFECTIVE March 14, 2002

SHAREHOLDER	REPRESENTATIVE	SHARES
JULIO ESCAMEZ FERREIRO	ON OWN BEHALF	197,528
GERTRUDIS SADA DE ESCAMEZ	MAURICIO ESCAMEZ SADA	19,843
ARTURO GARZA MALDONADO	ON OWN BEHALF	29,718
JOSE DE LA PENA LANZ	ON OWN BEHALF	6,214
IXE CASA BOLSA, S.A. DE C.V.	JOSE PEDRO SALDAÑA LOZANO	7,459,620
INVERSORA BURSATIL, S.A. DE C.V.	BERNARDO ANDRES DE LA GARZA GONZALEZ	21,440,273
CORDELIA MUGUERZA DE TREVIÑO	JOSE RODOLFO TREVIÑO SALINAS	20,000
FEDERICO SADA GONZALEZ	ON OWN BEHALF	10,884,242
LILIANA MELO DE SADA	ON OWN BEHALF	2,120,170
SERGIO VALDES FLAQUER	ON OWN BEHALF	1,040,474
GABRIELA TIJERINA PEREZ	MARIO G. DE LA GARZA CARDENAS	70,000
HECTOR ENRIQUE SALINAS ELIZONDO	ON OWN BEHALF	180,000
CLAUDIO FERNANDEZ GARZA	ON OWN BEHALF	1,621,049
FERNANDO BARRAGAN VILLARREAL	ON OWN BEHALF	4,200,000
FERNANDO PAEZ GARZA	ON OWN BEHALF	22,000
BANCO NACIONAL DE MEXICO, S.A. FID. 111084-3	MARCO ANTONIO SOTOMAYOR JUVERA	8,650,000
IGNACIO A. MARTINEZ ALANIS	ON OWN BEHALF	32,000
OLIVIA MUGUERZA VIDEGARAY	ON OWN BEHALF	30,000
OLIVIA MUGUERZA DE MARTINEZ	IGNACIO MARTINEZ MUGUERZA	15,000
LUIS ENRIQUE DE LA PEÑA LANZ	ON OWN BEHALF	2,400
GERARDO MOLINA PEREZ	ON OWN BEHALF	2,176
VALORES FINAMEX, S.A. DE C.V.	FERNANDO GARZA GARZA	173,072
INTERACCIONES, CASA DE BOLSA, S. A. DE C. V.	JESUS BADIOLA FIERRO	132,472
BANCO NACIONAL DE MEXICO, S.A. FID. 110997-7	FRANCISCO DE JESUS ROMERO RAMOS	12,337,010
BANCO NACIONAL DE MEXICO, S.A. FID. 110997-7	CLAUDIO LUIS DEL VALLE CABELLO	12,337,010
VALUE, S. A. DE C.V.	ROGELIO LEAL	4,436,853
JOSE LUIS PEREZ AYALA	ON OWN BEHALF	2,000
CASA DE BOLSA BANORTE, S. A. DE C. V.	HECTOR J. VILLARREAL SANDOVAL	236,545
CASA DE BOLSA BANORTE, S. A. DE C. V.	HECTOR TORRES REYES	236,542
IGNACIO A. MARTINEZ ALANIS	ON OWN BEHALF	2,000
OLIVIA MUGUERZA VIDEGARAY	ON OWN BEHALF	29,600
BANCO SANTANDER MEXICANO, S.A.	OSCAR MORALES RODRIGUEZ	160,000
LEONEL MOLINA PEREZ	ON OWN BEHALF	4,028
JUAN CELADA SALMON	ON OWN BEHALF	698,178
ANTONIO PITA SZCZESNIEWSKI	ON OWN BEHALF	3,000
FRANCISCO ZAMBRANO GONZALEZ	ON OWN BEHALF	40,834
AFELIO LOZANO	ON OWN BEHALF	10,947

VITRO S.A. de C.V.

PRESENCE LIST AT THE GENERAL ORDINARY SHAREHOLDERS MEETING

EFFECTIVE March 14, 2002

SHAREHOLDER	REPRESENTATIVE	SHARES
JESUS MARIA LOZANO DE LOS SANTOS	ON OWN BEHALF	41,141
RAUL DE LA GARZA	ON OWN BEHALF	82,800
BANCA SERFIN, S.A. FID 7801-5	MARIA NELLY SADA DE YARTE	5,057,837
BANCA SERFIN, S.A. FID 7885-6	ESTHER G. CUEVA DE SADA	8,146,645
ALEJANDRO H. CHAPA	ON OWN BEHALF	2,095
GONZALO ESCAMEZ SADA	ON OWN BEHALF	17,000
RAUL JAIME MOLINA PEREZ	ON OWN BEHALF	2,176
CASA DE BOLSA SANTANDER SERFIN, S.A. DE C.V.	CELEDONIO GARZA SARTORIUS	1,000,000
CASA DE BOLSA SANTANDER SERFIN, S.A. DE C.V.	OSCAR MORALES RODRIGUEZ	1,291,536
ALEJANDRA SADA GONZALEZ	ON OWN BEHALF	12,877,752
ALEJANDRO TREVIÑO SALINAS	ON OWN BEHALF	10,000
BANCO NACIONAL DE MEXICO, S.A. FID. 111084-3	HUMBERTO MALDONADO LANKENAU	13,050,000
BANCO NACIONAL DE MEXICO, S.A. FID. 111084-3	MARCO ANTONIO SOTOMAYOR JUVERA	3,961,336
BANCO NACIONAL DE MEXICO, S.A. FID. 111084-3	ALEJANDRO RUIZ DELGADO	13,050,000
BANCO NACIONAL DE MEXICO, S.A. FID. 111084-3	MARCO ANTONIO SOTOMAYOR JUVERA	438,664
FUNDACION MARTINEZ SADA	CARLOS A.ELOSUA BRES	749,300
NACIONAL FINANCIERA, S. N.C. FID.ACCIONES "A"	JOSE FRANCISCO MALO CHACON	75,782,081
ADRIAN SADA CUEVA	ALANA FERNANDEZ DE SADA	700,000
ESTHER CUEVA DE SADA	ON OWN BEHALF	3,257,651
ADRIAN SADA GONZALEZ	ESTHER CUEVA DE SADA	500,000
JOSE DE LA PEÑA LANZ	ON OWN BEHALF	7,000
SERLEC, S.A. DE C. V.	RENE GONZALEZ GONZALEZ	1,588
ADRIAN SADA TREVINO	ON OWN BEHALF	11,646,623
MA. NELLY GONZALEZ DE SADA	ON OWN BEHALF	18,650,011
		259,206,034

The undersigners, named scrutiners, state that we have verified and confirmed, in terms of the list above, shareholders, owning 259,206,034 (Two hundred fifty nine million two hundred six thousand thirty four) shares Series "A", i.e. they are present at this meeting, shareholders owning, 86.87% of 298,380,000 shares which represents the Stockholder´s Equity of the Company.

San Pedro Garza García, N.L. March 14, 2002

SCRUTINER | **SCRUTINER**

C.P. CLAUDIO DEL VALLE CABELLO | **LIC. FRANCISCO DE JESUS ROMERO RAMOS**

Vitro

I RAUL RANGEL HINOJOSA SECRETARY OF THE BOARD OF DIRECTORS OF VITRO, S. A. DE C.V. HEREBY C E R T I F Y T H A T:

The attendance list to the General Ordinary Shareholders Meeting held on the 14th of March 2002 attached hereto, is a true and correct copy of its original.

This certification is issued for the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

San Pedro Garza García, N.L., March 14, 2002

RAUL RANGEL HINOJOSA

Av. Ricardo Margáin 440, Col. Valle del Campestre, 66265 Garza García, N.L., México
(52) 81 8863-1200
www.vto.com

VITRO, S. A. de C.V.

GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING

March 14th 2002.

In the City of San Pedro Garza García, Nuevo León, corporate domicile of Vitro, S.A. de C.V., being the eleven hours and forty five minutes of the fourteenth day of March, of the year two thousand two, at "El Gran Salón" of the Club Industrial, A.C., located at Av. Parteaguas 698, Loma Larga of the above referred city, the persons whose names appear on the attendance list which was separately prepared and attached to the file to be formed pursuant to this Meeting, same which is a part hereof, met in their capacity of shareholders of the Company, as well as the Chairman, Secretary and Examiner of the Company Messrs. Adrian Sada González, Raul Rangel Hinojosa, Manuel Güemez de la Vega and Raul Rangel Hinojosa respectively with the purpose of holding a General Extraordinary Shareholders Meeting.

This Meeting is being held pursuant to a first call issued by the Board of Directors on February 25th, 2002, which was published in the Newspapers "El Norte", "Milenio de Monterrey", "Reforma", and "El Financiero" on February 26th of the same year; which specimens were included to the file of this Meeting and made an integral part hereof by means of this reference.

In accordance with Article Eighteenth of the By-Laws, Mr. Adrián Sada González and Raúl Rangel Hinojosa assumed their corresponding posts as Chairman and Secretary respectively.

Following, the Chairman appointed Mr. Claudio Luis del Valle Cabello and Mr. Francisco Romero Ramos as Tellers who proceeded to verify the attendance list and counted the number of shares represented at the Meeting.

Thereafter, the appointed Tellers rendered certification as follows: " The undersigned, appointed Tellers, hereby certify that we have verified and confirmed, in terms of the above referred list, attendance to the General Extraordinary Shareholders Meeting of Vitro, S.A. de C.V., of shareholders holding 264,061,930 (Two Hundred Sixty Four Million Sixty One Thousand Nine Hundred Thirty) Ordinary Series "A" Shares, and therefore, at this meeting are present shareholders holding 88.50% of the 298'380,000 (Two Hundred Ninety Eight Million Three Hundred Eighty Thousand) outstanding Shares which represent the capital stock of the Company . San Pedro Garza García, Nuevo León, March 14th, 2002.- C. L. del Valle C. - F.J. Romero R.".- Signed.

The above certification was read and it was ordered that the same be added to the file of this Meeting.

The Secretary informed to the Shareholders that all the documents related with all of the points of the Agenda were distributed to the shareholders.

Likewise, it was informed that in accordance of article 14 Bis 3 of the Securities Exchange Law, the proxies' format was distributed to the shareholders, including the Securities Exchange intermediaries', in order to prove the legal capacity of the corresponding representatives.

Considering the foregoing and having the quorum required under Article Seventeenth of the By-Laws, the Chairman declared the Meeting legally installed and with authority to resolve upon the matters for which it was called for.

Thereafter, the Secretary upon recommendation of the Chairman, read the agenda set forth in the first call, same which is as follows:

AGENDA:

I. CONSIDERATION AND RESOLUTION WITH RESPECT TO A PROJECT TO AMEND ARTICLES SEVENTH, EIGHTH, NINTH, THIRTEENTH, FOURTEENTH, TWENTY SECOND, TWENTY FOURTH, AND TWENTY NINTH OF THE COMPANY'S BY-LAWS IN ORDER TO ADJUST THEM TO THE AMENDMENTS OF THE SECURITIES EXCHANGE LAW, ITS ORDERS OF REGULATION AND COMPLEMENTARY DISPOSITIONS

II. APPOINTMENT OF SPECIAL DELEGATES IN ORDER TO FORMALIZE AND TO APPEAR BEFORE PUBLIC NOTARY, TO LEGALIZE THE VOTED RESOLUTIONS, REGISTER THE SAME BEFORE THE PUBLIC REGISTRY OF COMMERCE AND TO CARRY OUT THE NECESSARY PROCEDURES FOR THE DULY AND COMPLETE FORMALIZATION OF THE SAME.

Thereafter, the Secretary, as requested by the Chairman, gave a complete explanation with respect to the Board of Director's motives and goals which leaded the Board to propose to this Meeting the issues contained in the Agenda, synthesizing as follows:

a).- Whereas in order to amend the Company's By-Laws to adjust them to the Securities Exchange Law, its Orders of Regulation and complementary dispositions, which governs issuers that trade in the Mexican Stock Exchange ("Bolsa Mexicana de Valores") and which objective is that such companies be administered with transparent and reliable guidelines that allows investors to make a decision based on the quality of the administration of the company they are considering to invest in, it is considered convenient to amend Articles Seventh, Eight, Ninth, Thirteenth, Fourteenth, Twenty Second, Twenty Fourth and Twenty Ninth of the Company's By-Laws, pursuant to a project that was read.

Also, the Secretary informed the attendants of the Meeting, that the amendment project for the Articles of the Company's By-Laws, that is being presented for the Shareholder's approval, was previously submitted to by the Board of Directors of the Company.

b).- To entered a motion to analyze and approve such amendment project.

Once the foregoing presentation was concluded, and after such issues were submitted to the General Extraordinary Shareholders Meeting, the following resolutions were unanimously approved as follows:

FIRST ISSUE OF THE AGENDA:

1.- The General Extraordinary Shareholders Meeting of Vitro, S.A. de C.V. approves, as presented, the project of the Board of the Directors included in the Agenda, same which was duly explained by the Secretary. Therefore, it is resolved:

2.- To amend Articles Seventh, Eighth, Ninth, Thirteenth, Fourteenth, Twenty Second, Twenty Fourth, and Twenty Ninth of the Company's By-Laws, in accordance to the terms of the project submitted for the approval of this Meeting which is attached hereto and incorporated herein by means of this reference and added to the file of this Meeting.

3.- The Board of Directors is hereby fully authorized to make , in addition to the foregoing resolutions, any other actions it may deem necessary, to carry out and duly execute the adopted resolutions.

SECOND ISSUE OF THE AGENDA:

In accordance with the terms of Articles 178 and 194 of the General Law of Business Organizations ("Ley General de Sociedades Mercantiles"), Messrs. Raul Rangel Hinojosa and Francisco de Jesús Romero Ramos, are hereby appointed as Special Delegates in order for any one of them to appear, as appropriate, before any local Notary Public to formalize the Minutes of this Meeting and, after performing any due legal proceedings, to file the corresponding public deed at the Public Registry of Commerce and to carry out any other actions as may be necessary to achieve its due formalization.

The foregoing satisfies and completes the Agenda for this Meeting. The Chairman thanked all of the Shareholders for their attendance and for the voted resolutions.

The meeting was adjourned. The Chairman, Secretary and Examiner signed these Minutes.

PRESIDENT

LIC. ADRIAN SADA GONZALEZ

SECRETARY

LIC. RAUL RANGEL HINOJOSA

EXAMINER

LIC. MANUEL GUEMEZ DE LA VEGA

ARTICLE SEVENTH.- For as long as shares representing the capital stock of the Corporation are registered before the Sección de Valores of the Registro Nacional de Valores e Intermediarios, the Corporation, with the previous express authorization of the Comisión Nacional Bancaria y de Valores, may and without regard to the provisions of article 198 of the General Law of Commercial Corporations, issue shares without voting rights, as well as shares bearing limitation of other corporate rights, as well as limited voting shares other than those provided by article 113 of the mentioned law, with the characteristics approved by the Shareholders Meeting resolving their issuance. The issuance of the shares other than the ordinaries may not exceed 25% of the capital stock, that offer among the investors, of the total shares that are in the same capital. However the Comisión Nacional Bancaria y de Valores could extend the mentioned limit to an additional 25% (twenty five); if non-voting shares represent this percent, bearing the limitation of other corporate rights or by limited voting shares, which should be convertible in ordinary shares, which, in any event may not exceed 5 years. Non-voting shares shall not be computed for purposes of computing the quorum of the Shareholders Meetings, while limited voting shares shall only be computed to determine the quorum and to take resolutions at the shareholders meetings to which such shareholders shall be called to exercise their voting right.

All minority of holders of limited voting shares other than those provided by article 113 of the General Law of Commercial Corporations or the limited voting shares which represents a percentage of 10% of the capital stock in one or both series of shares, shall have the right to appoint at least one director and its corresponding alternate; in absence of this minority designation, holders of such kind of shares shall be entitled to appoint at least two directors and its alternates. In the latter case, the appointments, as well as the substitutions and revocations of the Directors shall be resolved at a Special Shareholders Meeting.

ARTICLE EIGHTH.- Under terms of article 14 Bis 3 of the Ley del Mercado de Valores, the Corporation may acquire the shares representing its capital stock, through the Stock Exchange, at the current market price, without regard to the prohibition established in the first paragraph of article 134 of the General Law of Commercial Corporations, provided that the purchase of shares is carried out by charging against the stockholders equity as long as such shares belong to the Corporation or in its case, against the capital stock when it is resolved to convert such shares into treasury shares, where a Shareholder's Meeting resolution or Board of Administration resolution will not be required.

The General Ordinary Shareholders Meetings shall determined expressly for each exercise the maximum amount of reserves that shall assigned to the purchase of shares of the Corporation, with the only limitation that the totality of the resources that may be devoted for such purpose, in no event shall exceed the total balance of the net profits of the Corporation, including the retained ones.

In spit of the second (b) article, it will not required authorization of the Board Directors for the purchase or sale of Corporation's shares; however, it could have the power of proposed the General Ordinary Shareholder's Meeting, for each exercise, the maximum amount of reserve that will be to that purpose

As well the Board of Directors shall designated the person(s) responsible of the acquisition and the public offering of the Corporation's shares.

While the shares stays in the Corporation, it will not be represented in shareholder's meeting of any kind.

The shares that belongs to the Corporation, or the treasury shares mentioned in this article, without any damage of the establish by the General Law of Commercial Corporations, could be offer between the investors, the amount of capital stock will not required a resolution of the Shareholder's Meeting of any kind or by the Board of Administration when it's about of their offer in this case.

In the event that representative shares of the corporate capital ceased for any reason are not registered before the Sección de Valores of the Registro Nacional de Valores e Intermediarios, the provisions of this article shall not apply, being the Corporation subject with regard to the acquisition of its own shares, to the provisions of article 134 of the General Law of Commercial Corporations and in the event of amortization of shares with distributable profits, the Corporation shall abide by the provisions of article 136 of such law.

ARTICLE NINTH.- For purposes of increases and decreases of the capital stock, the following rules must be observed:

I. Regarding the increases or decreases of the minimum fixed capital stock, the Extraordinary Shareholder Meeting, with the statutory amendment of the corporate by-Laws, shall take the resolution. Such Meeting shall, in such event, be formalized before a Public Notary and registered before the Registry of Commerce of the corporate domicile.

II. If the increase or the decrease of the capital stock is in its variable part, such increase or the decrease may be resolved by the General Ordinary Shareholders Meeting being the Minute of the Meeting that resolved such increase or decrease formalized and without being necessary to register such resolution before the Registry of Commerce.

III. No increase in the capital stock may be decreed without having been subscribed and paid in full the shares representing the last decreed increase.

General Shareholders Meetings authorizing the increase of capital stock shall also determine the terms and conditions to carry them out.

The capital stock may be increase by shareholder's later contributions, the capitalization of departures, in the terms of the article 116 of the General Law of Commercial Corporations, or the accounts to the liabilities of the Corporation's capitalization. In the case of capital increases, as a result of the capitalization of departures of the account capital, all the marketable shares shall have the right to the proportional part of shares being issued for such capital increase

The Shareholders shall have the right of first refusal to subscribe the shares issued as a result of the increases of the corporate capital that are decreed, in proportion to the number of shares they own, exercising such preferential right within the term of fifteen days following the date of its publication in the official journal of the corporate domicile, of the resolution of the Meeting that resolved the increase. However, if in the Meeting which decreed the increase, the totality of the shares forming the corporate capital were represented, such fifteen day term shall run and be counted from the date the Meeting took place and the Shareholders will be considered notified of the resolution at that moment, and such publication shall not be necessary. Regarding the shares to which the Shareholders did not exercise their right of first refusal of subscription within the term mentioned above, the Board of Directors shall be empowered to determine the person or persons to whom the non subscribed shares shall be offered for its subscription and payment.

The capital stock may be reduced to: (i) absorb losses; (ii) by reimbursement to the shareholders; (iii) to amortize shares with distributes profits (iv) by release of shareholders from subscription payments not made; (v) exercise of the right of withdrawal on the variable portion of the capital stock; or by exercise of the right of severance; (vi) by the purchase of shares of the Corporation with charge to the capital stock, under the terms of the article eighth in this By-Laws.

Decreases of the capital stock to absorb losses shall be carried out and in a strictly proportional manner among the shareholders, without the need to cancel and exchange the outstanding shares, since such shares lack par value.

In the event of reductions of the capital stock by reimbursement to the Shareholders, the designation of the shares that have to be cancel shall be made by raffle before a Notary Public or an authorized mercantile official (corredor titulado). Resolutions on reduction of capital by reimbursement to the shareholders shall be published three times in the Official Journal of the corporate domicile, elapsing ten days between each publication.

The capital stock may be decreased by the amortization of shares with distributable profits under terms of article 136 of the General Law of Commercial Corporations. The amortization shall be carried out in the following cases, at the election of the Shareholders, at the General Extraordinary Shareholders Meeting: (i) the acquisition of corresponding shares in public offer made at the Stock Exchange, at a price and according to the method determined by the Meeting, which may delegate such powers in the Board of Directors; (ii) in a proportional manner among the shareholders, for the purpose that after the amortization is made the Shareholders keep the same percentages regarding the capital stock that they held before. Amortized shares shall be canceled and the capital stock reduced according to the provisions of this clause.

Decreases of the capital stock realized by release of shareholders from subscription payments not made, shall be published three times in the Official Journal of the corporate domicile's Federal Entity, elapsing ten days between each publication.

In the event of reduction of capital stock resulting from the desire of a shareholder owning shares of the variable part of the capital stock to exercise either totally or partially its right to withdraw its contribution represented by the shares he holds, the reduction of capital shall be made in a strict accordance to the provisions of articles 220 and 221 of the General Law of Commercial Corporations, and also by reimbursing the share or shares at the lower of the value between: (i) the ninety five percent of the market trading value calculated from the average of operations made during the thirty days of trading the shares of the Corporation, previous to the date at which the withdrawal shall become effective, and (ii) the accounting value of the shares according to the corresponding financial position statement as of the closing of the fiscal year in which the withdrawal shall become effective, previously approved by the General Ordinary Shareholders Meeting. In any case, the partial or total withdrawal of contributions of one shareholder shall be notified to the Corporation in a certified manner and the payment of the reimbursement shall be enforceable against the Corporation the following day of the General Ordinary Shareholders Meeting that approved the Financial Position Statement corresponding to the fiscal year in which the withdrawal shall become effective.

The withdraw right shall only be exercised in reference to the amount of the variable capital of the Corporation, but in no event may reach the minimum fixed capital stock without right to withdraw. If there are any withdrawal requests, which may have as a consequence a reduction of the capital stock to less than the minimum or fixed capital, such requests shall be proportionally satisfied without reducing such minimum or fixed capital.

All increases and decreases of the capital stock shall be registered in the Capital Variations Book that the Corporation shall carry for such purpose.

CLAUSE THIRTEENTH.- General and Special Meetings shall be held at the corporate domicile of the Corporation, except due to Acts of God or Force Majored. The General Meetings may be Ordinary, Extraordinary. I. Ordinary Meetings shall meet: 1) Once a year within the first four months following the closing of each fiscal year, in order to discuss a) Matters referred to in Article 181 (one hundred eighty one) of the General Law of Commercial Corporations. b) Submit to the shareholders the report mentioned in the general part of Article 172 (one hundred seventy two) of such law, corresponding to the prior fiscal year of the corporations in which "VITRO", S.A. DE C.V., owns 50% fifty percent or more of the shares, whenever the total acquisition value has exceeded 20% (twenty percent), of the Corporate Capital and Reserves dissolved by the last Statement of Financial Position of "VITRO", S.A. DE C.V. c) The amount of the corporate capital that may be affected to the acquisition of the Corporation's own shares. 2) At any time when called: a) to discuss and resolve on the acquisition or transfer of shares whenever the value of such shares, by virtue of one or several simultaneous or consecutive acquisitions or transfers exceed 20% (twenty percent) of the equity disclosed by the last Statement of Financial Position of "VITRO", S.A. DE C.V.; b) to transfer shares of other Corporations which main purpose is the fabrication, manufacture, distribution or sale of soda-lime glass, flat glass products and glass tableware product and house ware in general (also known as crystal products) when the transaction implies the loss of direct or indirect control of such subsidiary and c) to approve increases or decreases of the corporate capital in its variable part, excepts the cases establish in the article eighth. II. Extraordinary General Meetings shall meet at any time whenever they are called and in such shall discuss: a) the matters mentioned in Article 182 (one hundred eighty two) of the General Law of Commercial Corporations. b) on the amortization of the shares of "VITRO", S.A. DE C.V., with distributable profits pursuant to Article 136 (one hundred thirty six) of the same law. c) on the cancellation of the registration of the shares of the Corporation before the Sección de Valores of the Registro Nacional de Valores e Intermediarios, and d) any other matter not of the resort of the Ordinary Meeting.

Special Meetings are those that will meet under the terms of the article 195 (one hundred ninthly five) of the General Law of Commercial Corporations, and of the article 14 (fourteen) Bis 3 (iii) of the Ley del Mercado de Valores.

CLAUSE FOURTEENTH.- Calls for Ordinary, Extraordinary, or Special Meetings shall be made by the Board of Directors through its Chairman, Secretary or Examiner, except for the rights granted by law to shareholders in order to judicially obtain the publication of the call. The shareholders with voting rights including limited or restricted that represent at least 10% of the capital stock may call for a general shareholders meeting under the terms mentioned in article 184 of the General Law of Commercial Corporations. The call shall be made by publishing a notice in the Official Journal of the State of Nuevo Leon or in a newspaper of major circulation in this city of Monterrey, which notice shall appear at least fifteen days prior to the date of the Meeting. The call shall express the place, date and time at which such meeting will take place as well as the agenda of such meeting and shall be signed by the person who made the call. The requisite of the publication of the call shall not be necessary if at the time for voting all of the shares are represented. The second call made by virtue of not having met the quorum pursuant to first call, should be published in the Official Journal of the State or in other major circulation newspaper in this city at least four days before the date established for the Meeting.

Since the moment in which publish the call for the Shareholder's Meeting, shall be to their disposition, in a immediately and in a free way, the information and the related documents with each one of the points established in the agenda.

CLAUSE TWENTY SECOND: The Corporation shall be managed and governed by a Board of Directors, formed by the number of members established by the General Ordinary Meeting, who may or not be partners, which will also designate for each proprietary director an alternate director to substitute those in their temporal or definitive absences. Such meeting shall establish the compensation that the Directors shall receive, being such compensation paid in the manner resolved by the Board of Directors. Directors shall be elected by the General Ordinary Shareholders Meeting by majority of votes, shall last in their positions one year, which shall be counted from one Annual Ordinary Shareholders Meeting to another of the same kind. If for any circumstance the normal renewal of the board does not take place, those in office shall continue until those who shall substitute them are elected and take office.

The Board of Directors may appoint the Committees that it deems appropriate for the discharge of its duties which shall be composed by 3 and 5 members each including at least the Evaluation and Compensation, Audit, Finance and Planning Committees and may delegate the powers and authorizations that the Board deems convenient within those granted in its favor; such Committees shall submit to the Board a report of their activities, whenever the Board so requires, or, when important acts or facts at the judgment of such Committees so warrant. The Audit Committee shall present to the Shareholders Meeting a report of the operations and situation of the Corporation.

The Examiners shall be convoked to all the meetings held by the Board of Directors and to the all Committee in those that the Board shall be delegated any faculty

CLAUSE TWENTY FOURTH: The Board of Directors may previously determine the dates of meetings, holding at least four meetings per year and analyzing in each one of them the mid-term and long-term strategy of the company. Likewise, it shall hold its meeting when called either by the Chairman, the Secretary, by the 25% of members, or by any of the Examiners at the corporate domicile of the Corporation, or at any other place of the Mexican Republic or abroad, as determined in the written call, which shall be transmitted to its members and the Examiner or Examiners at least 5 working days prior to the date of the Meeting by electronic mail, facsimile or any other mean; the members of the Board may waive the requirement of the written call and such shall not be required, whenever the totality of its members are present. It shall be deemed as legally met with the attendance of a half plus one of the numbers of Directors that constitute it and shall take its resolutions by simple majority of votes of the attending Directors. While "VITRO", S.A. de C.V. has its shares registered before the Bolsa Mexicana de Valores, S.A. de C.V., it shall be required the 75% (seventy five percent) of the votes of all the attending Directors, in order to determine the sense in which the votes corresponding to the shares owned by "VITRO", S.A. de C.V., at Ordinary and Extraordinary Shareholders Meetings of the Companies Controlled by "VITRO", S.A. DE C.V. shall be cast. From all the Board Meetings, Minutes shall be taken to evidence the resolutions approved, such Minutes to be executed by the Chairman, Secretary and the Examiner or Examiners that attend. Resolutions taken outside of a Board Meeting, by unanimous consent of its members, shall have for all legal effects, the same validity as if they were adopted in a Board Meeting, if confirmed in writing.

CLAUSE TWENTY NINTH: The powers of the Board of Directors are: a) To manage the property and business, with a general power of attorney for administration, pursuant to Article 2554 (two thousand five hundred fifty four), second paragraph, of the Civil Federal Code and its related Article 2448 (two thousand four hundred forty eight) second paragraph of the Civil Code of the State of Nuevo León.- b) Exercise Acts of Domain regarding real or personal estate property of the Corporation, as well as its real and personal rights, in terms of paragraph third of Article 2554 (two thousand five hundred fifty four) of the Civil Federal Code for the Federal District and its related Article 2448 (two thousand four hundred forty eight), third paragraph of the Civil Code of the State of Nuevo Leon.- c) To represent the Corporation before any kind of Authorities, Mexican or Foreign, Administrative or Judicial , of the Municipality, State or Federal, as well as before Labor Authorities or any other, or before arbiters or arbitrators with the most ample power, including the powers that require special clause according to Law, under terms of paragraph first of Article 2554 (two thousand five hundred fifty four) of the Civil Federal Code and its related Article 2448 (two thousand four hundred forty eight) first paragraph of the Civil Code for the State of Nuevo León, and in criminal order, to file complaints, submit criminal accusations and assist the Attorney; and demand injury redress. d) To accept, certify, grant, draw, issue, endorse, guarantee or by any other concept, subscribe credit instruments. e) Under terms of these By-Laws, contribute real property of the Corporation to other Companies, and subscribe Shares or take participation or parts of interest in other Companies. f) To appoint Officer or General Manager that may appoint Assistant Managers that may be needed, conferring them the powers deem convenient and revoke their appointments. g) Grant General and Special Powers of Attorney, conferring to the Mandatories the powers deemed necessary within those established in its favor and revoke them. h).- Contract with special technicians or with other and others Companies, rendering services, either as consultant, or conferring them some of the administration field. i).- Exercise the resolutions of the Shareholders' Meetings and in general carry out the acts and operations deemed convenient for the corporate purpose of the Corporation, except for the expressly reserved by Law and by these By-Laws to the Meeting.

Likewise, it is an exclusive right of the Board of Directors to:

1) Approve the operations outside the ordinary course of the business and that might be celebrated in the Corporation and: a) their shareholders; b) with persons from the administration of the Corporation or with whom such persons have financial relationships, or in its case, next of kin or relatives up to a second degree, spouse or concubine

2) The acquisition or sale of 10% or more of the Company's assets.

3) To grant guarantees that exceed 30% of the value of the assets and

4) Any other operation that represents more than 1% of the Company's assets.

The members of the Board of Directors will be responsible of the resolutions taken regarding the above-referred matters, except for the one mentioned in article 159 of the General Law of Commercial Corporations.

PRESIDENT **SECRETARY**

LIC. ADRIAN SADA GONZALEZ **LIC. RAUL RANGEL HINOJOSA**

EXAMINER

LIC. MANUEL GUEMEZ DE LA VEGA

Vitro

I RAUL RANGEL HINOJOSA SECRETARY OF THE BOARD OF DIRECTORS OF VITRO, S. A. DE C.V. HEREBY C E R T I F Y T H A T:

The minutes of the General Extraordinary Shareholders Meeting held on the 14th of March 2002 attached hereto, is a true and correct copy of its original.

The above certification is for the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

San Pedro Garza García, N.L., March 14, 2002

RAUL RANGEL HINOJOSA

Av. Ricardo Margáin 440, Col. Valle del Campestre, 66265 Garza García, N.L., México
(52) 81 8863-1200
www.vto.com

VITRO S.A. de C.V.

PRESENCE LIST AT THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

EFFECTIVE March 14, 2002

SHAREHOLDER	REPRESENTATIVE	SHARES
JULIO ESCAMEZ FERREIRO	ON OWN BEHALF	197,528
GERTRUDIS SADA DE ESCAMEZ	MAURICIO ESCAMEZ SADA	19,843
ARTURO GARZA MALDONADO	ON OWN BEHALF	29,718
JOSE DE LA PENA LANZ	ON OWN BEHALF	6,214
JUAN GILBERTO FLORES SALAZAR	ON OWN BEHALF	40,000
IXE CASA BOLSA, S.A. DE C.V.	JOSE PEDRO SALDAÑA LOZANO	7,459,620
INVERSORA BURSATIL, S.A. DE C.V.	BERNARDO ANDRES DE LA GARZA GONZALEZ	21,440,273
CORDELIA MUGUERZA DE TREVIÑO	JOSE RODOLFO TREVIÑO SALINAS	20,000
FEDERICO SADA GONZALEZ	ON OWN BEHALF	10,884,242
LILIANA MELO DE SADA	ON OWN BEHALF	2,120,170
VECTOR, CASA DE BOLSA, S. A. DE C.V.	CONSTANINO MELENDEZ OCADIZ	1,073,909
SERGIO VALDES FLAQUER	ON OWN BEHALF	1,040,474
FOMENTO BURSATIL S.A. DE C.V.	CARLOS FERNANDO MUÑOZ OLEA	3,700,545
GABRIELA TIJERINA PEREZ	MARIO G. DE LA GARZA CARDENAS	70,000
HECTOR ENRIQUE SALINAS ELIZONDO	ON OWN BEHALF	180,000
CLAUDIO FERNANDEZ GARZA	ON OWN BEHALF	1,621,049
FERNANDO BARRAGAN VILLARREAL	ON OWN BEHALF	4,200,000
FERNANDO PAEZ GARZA	ON OWN BEHALF	22,000
BANCO NACIONAL DE MEXICO, S.A. FID. 111084-3	MARCO ANTONIO SOTOMAYOR JUVERA	8,650,000
ACCIONES Y VALORES DE MEXICO, S.A. DE C.V.	FERNANDO PEREZ-MALDONADO CHAPA	9,000
IGNACIO A. MARTINEZ ALANIS	ON OWN BEHALF	32,000
OLIVIA MUGUERZA VIDEGARAY	ON OWN BEHALF	30,000
OLIVIA MUGUERZA DE MARTINEZ	IGNACIO MARTINEZ MUGUERZA	15,000
LUIS ENRIQUE DE LA PEÑA LANZ	ON OWN BEHALF	2,400
GERARDO MOLINA PEREZ	ON OWN BEHALF	2,176
VALORES FINAMEX, S.A. DE C.V.	FERNANDO GARZA GARZA	173,072
INTERACCIONES, CASA DE BOLSA, S. A. DE C. V.	JESUS BADIOLA FIERRO	132,472
BANCO NACIONAL DE MEXICO, S.A. FID. 110997-7	FRANCISCO DE JESUS ROMERO RAMOS	12,337,010
BANCO NACIONAL DE MEXICO, S.A. FID. 110997-7	CLAUDIO LUIS DEL VALLE CABELLO	12,337,010
VALUE, S. A. DE C.V.	ROGELIO LEAL	4,436,853
JOSE LUIS PEREZ AYALA	ON OWN BEHALF	2,000
CASA DE BOLSA BANORTE, S. A. DE C. V.	HECTOR J. VILLARREAL SANDOVAL	236,545
CASA DE BOLSA BANORTE, S. A. DE C. V.	HECTOR TORRES REYES	236,542
IGNACIO A. MARTINEZ ALANIS	ON OWN BEHALF	2,000
OLIVIA MUGUERZA VIDEGARAY	ON OWN BEHALF	29,600
BANCO SANTANDER MEXICANO, S.A.	OSCAR MORALES RODRIGUEZ	160,000
LEONEL MOLINA PEREZ	ON OWN BEHALF	4,028

VITRO S.A. de C.V.

PRESENCE LIST AT THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

EFFECTIVE March 14, 2002

SHAREHOLDER	REPRESENTATIVE	SHARES
JUAN CELADA SALMON	ON OWN BEHALF	698,178
ANTONIO PITA SZCZESNIEWSKI	ON OWN BEHALF	3,000
FRANCISCO ZAMBRANO GONZALEZ	ON OWN BEHALF	40,834
AFELIO LOZANO	ON OWN BEHALF	10,947
GERARDO DE LA GARZA EVIA	ON OWN BEHALF	9,532
JUAN MATTEI ASPE	ON OWN BEHALF	22,910
JESUS MARIA LOZANO DE LOS SANTOS	ON OWN BEHALF	41,141
RAUL DE LA GARZA	ON OWN BEHALF	82,800
BANCA SERFIN, S.A. FID 7801-5	MARIA NELLY SADA DE YARTE	5,057,837
BANCA SERFIN, S.A. FID 7885-6	ESTHER G. CUEVA DE SADA	8,146,645
ALEJANDRO H. CHAPA	ON OWN BEHALF	2,095
GONZALO ESCAMEZ SADA	ON OWN BEHALF	17,000
RAUL JAIME MOLINA PEREZ	ON OWN BEHALF	2,176
CASA DE BOLSA SANTANDER SERFIN, S.A. DE C.V.	CELEDONIO GARZA SARTORIUS	1,000,000
CASA DE BOLSA SANTANDER SERFIN, S.A. DE C.V.	OSCAR MORALES RODRIGUEZ	1,291,536
ALEJANDRA SADA GONZALEZ	ON OWN BEHALF	12,877,752
ALEJANDRO TREVIÑO SALINAS	ON OWN BEHALF	10,000
BANCO NACIONAL DE MEXICO, S.A. FID. 111084-3	HUMBERTO MALDONADO LANKENAU	13,050,000
BANCO NACIONAL DE MEXICO, S.A. FID. 111084-3	MARCO ANTONIO SOTOMAYOR JUVERA	3,961,336
BANCO NACIONAL DE MEXICO, S.A. FID. 111084-3	ALEJANDRO RUIZ DELGADO	13,050,000
BANCO NACIONAL DE MEXICO, S.A. FID. 111084-3	MARCO ANTONIO SOTOMAYOR JUVERA	438,664
FUNDACION MARTINEZ SADA	CARLOS A.ELOSUA BRES	749,300
NACIONAL FINANCIERA, S. N.C. FID.ACCIONES "A"	JOSE FRANCISCO MALO CHACON	75,782,081
ADRIAN SADA CUEVA	ALANA FERNANDEZ DE SADA	700,000
ESTHER CUEVA DE SADA	ON OWN BEHALF	3,257,651
ADRIAN SADA GONZALEZ	ESTHER CUEVA DE SADA	500,000
JOSE DE LA PEÑA LANZ	ON OWN BEHALF	7,000
SERLEC, S.A. DE C. V.	RENE GONZALEZ GONZALEZ	1,588
ADRIAN SADA TREVINO	ON OWN BEHALF	11,646,623
MA. NELLY GONZALEZ DE SADA	ON OWN BEHALF	18,650,011

VITRO S.A. de C.V.

PRESENCE LIST AT THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

EFFECTIVE March 14, 2002

SHAREHOLDER	REPRESENTATIVE	SHARES
		264,061,930

The undersigners, named scrutiners, state that we have verified and confirmed, in terms of the list above, shareholders, owning 264,061,930 (Two hundred sixty four million sixty one thousand nine hundred thirty) shares Series "A", i.e. they are present at this meeting, shareholders owning, 88.50% of 298,380,000 shares which represents the Stockholder´s Equity of the Company.

San Pedro Garza Garcia, N.L. March 14, 2002

SCRUTINER	SCRUTINER
C.P. CLAUDIO DEL VALLE CABELLO	LIC. FRANCISCO DE JESUS ROMERO RAMOS

Vitro

I RAUL RANGEL HINOJOSA SECRETARY OF THE BOARD OF DIRECTORS OF VITRO, S. A. DE C.V. HEREBY C E R T I F Y T H A T:

The attendance list to the General Extraordinary Shareholders Meeting held on the 14th of March 2002 attached hereto, is a true and correct copy of its original.

This certification is issued for the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

San Pedro Garza García, N.L., March 14, 2002

RAUL RANGEL HINOJOSA

Av. Ricardo Margáin 440, Col. Valle del Campestre, 66265 Garza García, N.L., México
(52) 81 8863-1200
www.vto.com